Exhibit (3)(i)

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

VALLEY NATIONAL BANCORP

Valley National Bancorp, a New Jersey corporation, pursuant to N.J.S.A. 14A:7-2, does hereby certify as follows:

FIRST: The name of the corporation is Valley National Bancorp (the “Corporation”).

SECOND: The following resolution regarding the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) was duly adopted by the Board of Directors of the Corporation (the “Board”) at a meeting duly convened and held on May 18, 2010, at which a quorum was present and acting throughout:

RESOLVED, that because all shares of the Series A Preferred Stock have been repurchased, the Board hereby amends the Certificate of Incorporation by deleting in its entirety Paragraph (C) of Article V and Annex A in accordance with Section 14A:7-2(4) of the New Jersey Business Corporation Act.

THIRD: The Certificate of Incorporation is hereby amended so that the description of the designation and number of shares of the Series A Preferred Stock and the relative rights, preferences and limitations of the Series A Preferred Stock are deleted as stated in the Resolution.

IN WITNESS WHEREOF, Alan D. Eskow, Senior Executive Vice President and Chief Financial Officer of Valley National Bancorp, has executed this Certificate on behalf of Valley National Bancorp this 18th day of May, 2010.

VALLEY NATIONAL BANCORP

By:	/s/ Alan D. Eskow
Alan D. Eskow Senior Executive Vice President and Chief Financial Officer